MediQuip Holdings, Inc.

Kelsey House
77 High Street
Beckenham
Kent
BR3 1AN
United Kingdom

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

November 24, 2006

We are furnishing this Information Statement to all of our shareholders of record at the close of business on November 22, 2006 of our common stock, $0.001 par value
This notice is required by Section 14(f) of the Securities
Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and
Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY MEDIQUIP’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO
THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

MediQuip Holdings, Inc., a Nevada corporation (“MediQuip”), has entered into an Agreement and Plan of Reorganization with SubSea Acquisition Corporation (“SubSea”), a Texas corporation that provides for the acquisition of SubSea by MediQuip. SubSea is a privately-held company that has entered into an Agreement and Plan of Reorganization with Deep Down, Inc and Strategic Offshore Services Corporation. Through Deep Down and Strategic Offshore, SubSea specializes in the provision of installation management, engineering services, support services and storage management services for the subsea controls, umbilicals & pipeline industries offshore. SubSea is an umbilical and flexible pipe installation engineering and installation management company. They also fabricate component parts for subsea distribution systems and assemblies that specialize in the development of offshore subsea fields and tie backs. These items include umbilicals, flowlines, distribution systems, pipeline terminations, controls, winches, and launch and retrieval systems, among others. They provide these services from the initial field conception phase, thru manufacturing, site integration testing, installation, topsides connections, and the final commissioning of a project. Their products and services serve the offshore industry and are used in deep-water exploration and production of oil and gas. The acquisition is expected to be completed on or about December 14, 2006. As a result of the acquisition, the shareholders of SubSea (hereafter referred to as “Deep Down” and its shareholders as the “Deep Down Shareholders”) will own a majority of the voting stock of MediQuip, which will change its name to Deep Down, Inc. The acquisition will not require the approval of shareholders of MediQuip.

Under the Agreement and Plan of Reorganization, Robert E. Chamberlain, Jr., President and Chief Executive Officer of Subsea will be appointed Chairman of the Board of directors of MediQuip. All officers and directors of MediQuip will resign their posts immediately. Robert E. Chamberlain, Jr. will be appointed Chairman and director; Ronald E. Smith will be appointed President, Chief Executive Officer and Director; John C. Siedhoff will be appointed Chief Financial Officer, Treasurer; and director; Daniel L. Ritz, Jr. will be appointed director; and Mary L. Budrunas will be appointed Secretary. David Francis and all the present officers and directors will resign from these positions with the parent company upon the appointment of the new officers and directors. Messrs. Chamberlain, Siedhoff, Ritz, and Budrunas as officers and additional directors will not begin their terms until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to MediQuip’s shareholders and completion of the acquisition.

Because of the change in ownership and the composition of the board upon completion of the acquisition, there will be a change in control of MediQuip.

THE ACQUISITION AGREEMENT

On November 13, 2006 MediQuip, Deep Down and the majority shareholders of Deep Down entered into an Agreement and Plan of Reorganization (we refer to it as the “Acquisition Agreement”) pursuant to which MediQuip will acquire 100% of the outstanding equity interest of Deep Down.

The acquisition is expected to be accomplished on or about December 14, 2006 by the issuance of 60,000,000 shares (a majority) of the common stock to the Deep Down Shareholders in exchange for 100% of the equity interests of Deep Down. The parent company, MediQuip will, at the same time, change its name to Deep Down, Inc. After completion of the acquisition process, Deep Down will be a wholly-owned subsidiary of MediQuip and the present Deep Down Shareholders will own approximately 89% of the outstanding equity interest and voting rights of the parent company. The acquisition will not require approval of shareholders of MediQuip; however, the acquisition will require the approval of the Deep Down Shareholders who will then own a majority of the shares of stock of MediQuip.

The Acquisition Agreement contemplates that in connection with the acquisition, Ronald E. Smith, President and Chief Executive Officer of Deep Down will be appointed President, CEO and a director of MediQuip. David Francis will resign from these positions with the parent company upon Mr. Smith’s appointment. Mr. Smith intends to appoint Robert E. Chamberlain, Jr., Ronald E. Smith, John C. Siedhoff, Daniel L. Ritz and Mary L. Budrunas as officers and additional directors. Messrs. David Francis, Steve O’Toole, Robert Powell and Ms. Nicola Rodker will serve until their respective successors are elected and qualified.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

Giving effect to the acquisition and replacement of the officers and directors of MediQuip by the board of directors of Deep Down, and the issuance of MediQuip common stock to the Deep Down Shareholders:

•	the Deep Down shareholders will own a majority of the outstanding voting stock of MediQuip;

•  Messrs. Robert E. Chamberlain, Jr., Ronald E. Smith, John C. Siedhoff, Daniel L. Ritz and Ms. Mary L. Budrunas will be the only directors of MediQuip.

•  MediQuips will change its name to Deep Down, Inc.

As a result of the majority voting stock ownership of the Deep Down Shareholders and director status, upon completion of the acquisition, Messrs. Robert E. Chamberlain, Jr., Ronald E. Smith, John C. Siedhoff, Daniel L. Ritz and Ms. Mary L. Budrunas will be in control of the business and affairs of MediQuip.

DEEP DOWN

Through Deep Down and Strategic Offshore, SubSea specializes in the provision of installation management, engineering services, support services and storage management services for the subsea controls, umbilicals & pipeline industries offshore. SubSea is an umbilical and flexible pipe installation engineering and installation management company. They also fabricate component parts for subsea distribution systems and assemblies that specialize in the development of offshore subsea fields and tie backs. These items include umbilicals, flowlines, distribution systems, pipeline terminations, controls, winches, and launch and retrieval systems, among others. They provide these services from the initial field conception phase, thru manufacturing, site integration testing, installation, topsides connections, and the final commissioning of a project. Their products and services serve the offshore industry and are used in deep-water exploration and production of oil and gas.

Deep Down’s principal office is in Channelview, Texas. Deep Down presently has 40 employees.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of November 13, 2006, regarding beneficial ownership of Common Stock by (i) each person known by MediQuip to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of MediQuip, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of MediQuip after giving effect to the acquisition. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o MediQuip Holdings, Inc., Kelsey House77 High Street Beckenham, KentBR3 1AN,United Kingdom

	Current Holdings		After Closing Acquisition
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(3)	Percentage of Total	Amount and Nature of Beneficial Ownership(3)	Percentage of Total
Daniel L. Ritz 2500 City West Blvd.Suite 700 Houston, Texas 77042			25,000,000	30.17
John C. Siedhoff 9321 Escondido Drive Willis, Texas 77318			25,000,000	30.17
Robert E. Chamberlain, Jr. P.O. Box 890125 Houston, Texas 77289-0125			25,000,000	30.17
David Francis (1)	3,918,906 (2)	92.99	-0-	-0-
Nicola Rodker (1)	34,688.82		34,688	>.01
Steve O’Toole (1)	7,969.19		7,969	>.01
Robert Powell (1)	-0-		-0-	-0-
Current Holdings Total	3,961,563	94
Executive Officers and directors	3,961,563		75,000,000	90.51

(1) The address of all named persons is Kelsy House, 77 High Street, Beckenham, Kent, UK. BR3 1AN.

(2) All shares are Series A Preferred, each convertible on or after March 31, 2007 into eight (8) common shares (31,351,250) and vote on an as converted basis of eight (8) votes per preferred share.

(3) As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). Except as otherwise noted, it is believed by MediQuip that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the common stock of MediQuip.

DIRECTORS AND EXECUTIVE OFFICERS

We expect that on or about December 14, 2006, as contemplated by the Acquisition Agreement the current directors of MediQuip, David Francis, Nicola Rodker, Steve O’Toole and Robert Powell will be replaced by Robert E. Chamberlain, Jr., Ronald E. Smith, John C. Siedhoff, Daniel L. Ritz and Mary L. Budrunas. The following table sets forth information regarding MediQuip’s current executive officers and directors and the proposed executive officer and directors of MediQuip after the acquisition.

Current Executive Officers and Directors

The directors and executive officers of the Corporation are as follows:

Name	Age	Position

David Francis	40	Director and Chief Executive Officer
Nicola Rodker	39	Director
Steve O'Toole	33	Director
Robert Powell	54	Director

David Francis has served as a director since July 2003, having previously been Managing Director and majority shareholder of Westmeria Healthcare Limited before it merged with MediQuip.

Nicola Rodker was appointed Finance Director in January 2006, having previously held the role of Finance Manager for the past 5 years. Nicola is a qualified accountant with 18 years’ experience.

Steve O'Toole was appointed director on 1 February 2005, having previously held the role of IT manager and subsequently, Head of Operations. He has experience of systems and control processes, having implemented major IT projects in the past.

Robert Powell was appointed Director on 1 January 2006, having previously held the role of Distributor Network Manager and then National Sales Manager. He has experience in sales and marketing through distributors but specializing in the National Health Service Market Place.

No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors After the Acquisition

NAME	AGE	POSITION

Robert E. Chamberlain, Jr.	47	Chairman & Director

Ronald E. Smith	48	President, CEO & Director

John C. Siedhoff	47	Chief Financial Officer, Treasurer & Director

Daniel L. Ritz	45	Director

Mary L. Budrunas	55	Secretary

Mr. Chamberlain Prior to his association with Deep Down, Mr. Chamberlain has served as a trusted corporate advisor to large and small businesses nationwide; served on the board of directors of public and private companies; served as Chairman and CEO of public and private companies, and has been instrumental in many “going public” transactions. His industry experience includes numerous and various industries including energy, pipelines, telecommunications, aerospace, defense, distribution, manufacturing, construction, retailing, professional sports franchises and financial services. After graduating with a B.S. in Chemical Engineering and a B.S. in Biomedical Engineering from Northwestern University's Technological Institute, Robert went on to further his education by earning an MBA from Northwestern University's Kellogg Graduate School of Management. During the years 1986 to 1992, Robert was employed by Solomon Brothers Inc. where he served in the areas of Corporate Finance as Associate (1986 to 1988) and as Vice President (1989 to 1992), where his responsibilities included mergers, acquisitions, leveraged buyouts, merchant banking, divestitures, restructurings and new product development. From 1992 through 1995, Robert served as Vice President for Laidlaw Securities and Dickinson & Co. where he was responsible for generating public and private equity transactions. Prior to founding Genesis in 1997, Robert founded Capital Consulting Group which assisted small emerging growth companies with access to capital and the development of well-articulated strategic objectives.

Mr. Smith Prior to his association with Deep Down, Mr. Smith co-founded Deep Down (predecessor) in 1997. Mr. Smith graduated from Texas A&M University with a Bachelor of Science degree in Ocean Engineering in 1981. Mr. Smith worked both onshore and offshore in management positions for Ocean Drilling and Exploration Company (ODECO), Oceaneering Multiflex, Mustang Engineering and Kvaerner before founding Deep Down. Mr. Smith’s interests include all types of offshore technology, nautical innovations, state of the art communications, diving technology, hydromechanics, naval architecture, dynamics of offshore structures, diving technology and marketing of new or innovative concepts. Mr. Smith is directly responsible for the invention or development of many innovative solutions for the offshore industry, including the first steel tube flying lead installation system.

Mr. Siedhoff Prior to his association with Deep Down, Mr. Siedhoff graduated from Iowa State University in 1982 and holds a Bachelor of Science degree in Mechanical Engineering. Mr. Siedhoff has spent the past 24 years with manufacturing companies in the petrochemical, industrial and offshore domains. He started working in operations with his first turnaround opportunity and has purchased and operated six manufacturing companies since 1996. He has served on the Board of Directors for many different companies and has spent considerable time assisting companies in need of his operational and financial skills.

Mr. Ritz Prior to his association with Deep Down, Mr. Ritz served as President of Institutional Capital Management, Inc., a NASD Broker-Dealer; and as Chairman of Dynalyst Manufacturing Company. In 1997, Mr. Ritz formed ICM to pursue a platform for supporting various entrepreneurial endeavors. Mr. Ritz graduated from Texas A&M University in 1984 in Petroleum Engineering. Mr. Ritz is also a controlling principal of CapNet Securities.

Ms. Budrunas co-founded Deep Down (predecessor) in 1997. Ms. Budrunas was one of the first employees of Mustang Engineering Corporation and spent many years in procurement prior to joining Deep Down, Inc. Ms. Budrunas also has many years of offshore international experience in Asia.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company to its Chief Executive Officer. No other officer of the Company had total annual salary and bonus for the year ended January 31, 2006 exceeding $100,000. Two officers, Mr. Tom O’Shea and Mr. Ian Wylie received total annual salary and bonus for the year ended January 31, 2005 in excess of $100,000 and those amounts are disclosed in the financial accounts for that year. For purposes hereof, the Chief Executive Officer, Chief Financial Officers and the Sales Director of the Company are referred to herein as the “Named Executive Officers”.

Summary Compensation Table (1)

	Annual Compensation		Long- Term Compensation
(A) (B) (C) (F) Fiscal
Name and Principal Position	Year Ended	Salary	Restricted Stock Awards
David Francis Chief Executive Officer	1/31/2006	$18,100(2)	$0

(1)The Columns designated by the Commission for the reporting of certain bonuses, other annual compensation, securities underlying options/SARs, long term incentive plan payouts, and all other compensation, have been eliminated as no such bonuses, other annual compensation, underlying securities, payouts or compensation were awarded to, earned by, paid to or outstanding with respect to any specified person during any fiscal year covered by the table.

(2)Mr. Francis became Chief Executive Officer in July, 2003 following the merger with Westmeria Health Care Limited, where he served and continue to serve as Managing Director.

STOCK OPTION GRANTS

No stock options or SAR's of any kind were granted during the year ended January, 31 2005. The table below set forth information pertaining to stock options granted to the Named Executive Officers during the fiscal year ended January 31, 2004. No SAR's of any kind were granted in that year.

OPTION GRANTS IN THE YEAR ENDED JANUARY, 31 2004

(A)	(B)	(C)	(D)	(E)
NAME	NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED (1)	PERCENTAGE OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR	EXERCISE PRICE	EXPIRATION DATE

Ian Wylie	(1)	19%	$.94 (1)	02/12/2014
Steve O'Toole	(1)	5%	$.67 (1)	11/25/2013

(1) The closing prices of our common stock were $.67 on November 2003 and $.94 on January 12, 2004, respectively. These were the last days on which such common stock traded preceding these respective option grants.

OPTION EXERCISES/VALUE OF UNEXERCISED OPTIONS

During the period ended January 31, 2006, no stock options were exercised by any Named Executive Officer. As at January 31, 2006, we had not granted any SAR's of any kind. The table below sets forth information pertaining to the value of unexercised stock options held by the Named Executive Officers as of January 31, 2006.

AGGREGATED OPTION EXERCISES IN LAST

FISCAL YEAR AND FISCAL YEAR END OPTION VALUES (1)

(A) (D) (E)
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT January 31, 2006 (NUMBERS OF SHARES)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT January, 31 2006 (2)
NAME	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Ian Wylie Chief Financial Officer	0	100,000	$ 0	$ 0

Tom O'Shea VP IT and Operations	0	25,000	$ 0	$ 0

(1) The Columns designated by the U.S. Securities and Exchange Commission for the reporting of the number of shares acquired upon exercise and the value realized have been eliminated as no options were exercised by any specified person during any fiscal year covered by the table.

(2) Based on the January 31, 2006 closing price of our common stock of $0.05 per share.

EQUITY COMPENSATION PLANS

The Company has one equity compensation plan for its employees, Directors and consultants pursuant to which options, rights or shares may be granted or issued. These plans include the Company's Stock Option Plan. Further information on the material terms of this plan is given below.

The following table provides information as of January 31, 2006 with respect to our compensation plans (including individual compensation arrangements), under which securities are authorized for issuance aggregated as to (i) compensation plans previously approved by stockholders, and (ii) compensation plans not previously approved by stockholders:

EQUITY COMPENSATION PLAN INFORMATION
	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDINGSECURITIES REFLECTED IN COLUMN (A))
PLAN CATEGORY	(A)	(B)	(C)

Equity compensation plans approved by security holders	1,422,546	$.74	1,547,000

Equity compensation plans not approved by security holders	-0-	$-0-	-0-

TOTAL	1,422,546	$.74	1,547,000

COMPANY'S STOCK OPTION PLAN

The following is a description of the material features of the Company's Stock Option Plan (the " Plan").

GENERAL. On July, 2003, the Company's Board of Directors approved the Plan. The Plan provides for the grant of shares of the Company's Common Stock to certain outside consultants of the Company who assist in the development and success of the business of the Company to reward them for their services and to encourage them to continue to provide services to the Company.

ADMINISTRATION. The Plan is administered by a committee (the "Committee") of not less than two directors of the Company selected by, and serving at the pleasure of, the Company's Board of Directors.

ELIGIBILITY. The Committee has substantial discretion pursuant to the Plan to determine the persons to whom shares of Common Stock are awarded and the amounts and restrictions imposed in connection therewith. Under the Plan, awards may be made only to individuals who are outside consultants, or directors, officers, partners or employees of outside consultants, of the Company or a subsidiary. The number of consultants employed by the Company varies.

SHARES SUBJECT TO THE PLAN. Two million (2,000,000) shares of Common Stock are authorized to be awarded pursuant to the Consultant Plan. Any shares awarded and later forfeited are again subject to award or sale under the Consultant Plan. Awards may be made pursuant to the Consultant Plan until no further shares are available for issuance or until July, 2013, whichever occurs first.

RESTRICTIONS. The Board may, in its discretion, place restrictions and conditions in connection with any particular award of shares pursuant to the Plan. Shares awarded subject to a condition are, in general, non-assignable until the condition is satisfied.

CHANGE IN CONTROL. All restrictions imposed on restricted stock grants lapse upon a change in control of the Company. For these purposes, a change of control in the Company is generally deemed to have occurred at such time as (a) any person acquires 30% or more of the combined voting power of the Company's outstanding securities; or (b) incumbent directors cease to constitute at least a majority of the Company's Board of Directors, unless the change in directors was approved by at least a majority of the incumbent directors; or (c) merger, consolidation, share exchange, or sale of all or substantially all the assets of the Company occurs, unless such merger or consolidation shall have been affirmatively recommended to the Company's stockholders by a majority of the incumbent board.

ANTI-DILUTION. The Plan carries certain anti-dilution provisions concerning stock dividends, stock splits, consolidations, mergers, recapitalizations and reorganizations.

AMENDMENT AND TERMINATION. The Company's Board of Directors may terminate or amend the Plan in any respect at any time, except no action of the Company's Board of Directors, the Committee or the Company's stockholders, however, may, without the consent of a participant, alter or impair such participant's rights under any restricted shares previously granted.

TERM. The Plan shall expire on July, 2013 unless sooner terminated except as to restricted share grants outstanding on that date.

FEDERAL INCOME TAX CONSEQUENCES. The following brief summary of the principal Federal income tax consequences of transactions under the Plan is based on current Federal income tax laws. This summary is not intended to constitute tax advice and, among other things, does not address possible state or local tax consequences. Accordingly, a participant in the Plan should consult a tax advisor with respect to the tax aspects of transactions under the Plan.

Unrestricted Stock Grants. The tax consequences of other stock or cash-based awards will depend on the specific terms of each award.

Restricted Stock Grants. Upon receipt of restricted stock, a participant generally will recognize taxable ordinary income when the shares cease to be subject to restrictions in an amount equal to the fair market value of the shares at such time. However, no later than 30 days after a participant receives the restricted stock, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the participant may not claim a deduction with respect to the income recognized as a result of the election. Dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

Tax Consequences to the Company. The Company generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to the limitations imposed under Section 162(m).

Tax Withholding. The Company has the right to deduct withholding taxes from any payments made pursuant to the Plan or to make such other provisions as it deems necessary or appropriate to satisfy its obligations to withhold federal, state or local income or other taxes incurred by reason of payment or the issuance of Common Stock under the Plan or the lapse of restrictions on grants upon which restrictions have been place.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, the Company’s bylaws require no fewer than one director. Currently, there are three directors of the Company. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of the Company. The officers of the Company devote part-time to the business of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires MediQuip’s executive officers, directors and persons who beneficially own more than 10% of MediQuip’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish MediQuip with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished MediQuip pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished MediQuip with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.

The following named persons include all persons who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the Common Stock of MediQuip, or any other reporting person (as defined in Item 405 of Regulation S-B) (“reporting person”), that failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year: none.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The shares of common stock being acquired from the Deep Down Shareholders were purchased by the Deep Down Shareholders over a period of time beginning during 1996 and ending upon consummation of the acquisition agreement described above for a cost per share ranging from $.001 per share to $1.00 per share.

MEDIQUIP HOLDINGS, INC.
DATED: AS OF NOVEMBER 24, 2006